SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 16)

PHARMERICA CORPORATION

(Name of Subject Company (Issuer))

PHILADELPHIA ACQUISITION SUB, INC.

OMNICARE, INC.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

71714F104

(CUSIP Number of Class of Securities)

John G. Figueroa

Chief Executive Officer

Omnicare, Inc.

1600 RiverCenter II

100 East RiverCenter Boulevard

Covington, Kentucky 41011

Telephone:  (859) 392-3300

(Name, address and telephone number of person

authorized to receive notices and communications on behalf of filing persons)

Copies to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

Telephone:  (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$498,732,885	$57,903

*                For purposes of calculating the amount of the filing fee only. Based on the offer to purchase up to 33,248,859 shares of common stock, par value $0.01 per share (the “Shares”), of PharMerica Corporation (“PharMerica”), including the associated preferred share purchase rights, at a purchase price of $15.00 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes.  Such number of Shares consists of (i) 29,386,392 Shares issued and outstanding as of July 29, 2011, as reported in PharMerica’s Quarterly Report on Form 10-Q for the period ended June 30, 2011 (the “PharMerica Form 10-Q”) and (ii) 3,862,467 Shares that may be issued before the expiration of the offer pursuant to the exercise of stock options and the vesting of restricted stock units and performance share units based on the total number of stock options, restricted stock units and performance share units outstanding as of June 30, 2011, as reported in the PharMerica Form 10-Q.

**         Calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011, by multiplying the transaction value by 0.0001161.

☒         Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$57,903	Filing Parties:	Omnicare, Inc.

			Philadelphia Acquisition Sub, Inc.

Form or Registration No.:	SC TO-T	Date Filed:	September 7, 2011

☐             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 16 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 7, 2011 (together with any amendments and supplements thereto, the “Schedule TO”) by Omnicare, Inc., a Delaware corporation (“Omnicare”), and Philadelphia Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Omnicare (“Purchaser”), relating to the offer by Purchaser to purchase (1) all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of PharMerica Corporation, a Delaware corporation (“PharMerica”), and (2) the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.01 per share, of PharMerica (the “Rights”) issued pursuant to the Rights Agreement, dated as of August 25, 2011 (the “Rights Agreement”), between PharMerica and Mellon Investor Services LLC, as Rights Agent, at a price of $15.00 per Share (including the associated Rights), net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 7, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”).  Unless the context otherwise requires, all references herein to the “Shares” shall be deemed to include the associated Rights, and all references herein to the “Rights” shall be deemed to include the benefits that may inure to holders of the Rights pursuant to the Rights Agreement.  This Amendment is being filed on behalf of Omnicare and Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below.  This Amendment should be read together with the Schedule TO.

ITEM 11.

The Offer to Purchase is hereby amended as follows:

1.  In Section 15 — “Certain Legal Matters; Antitrust; State Takeover Statutes; the Rights Condition; Appraisal Rights; “Going-Private” Transactions”, the second paragraph under the caption “Antitrust” is hereby amended and restated in its entirety to read as follows:

“Pursuant to the requirements of the HSR Act, a Notification and Report Form with respect to the Offer was filed by Omnicare with the Antitrust Division and FTC on September 7, 2011.  At the expiration of the FTC’s initial review period, on September 22, 2011, Omnicare received a Request for Additional Information and Documentary Material (a “Second Request”) from the FTC in connection with the FTC’s review of the Offer.  On November 18, 2011, Omnicare certified to the FTC that it had substantially complied with the Second Request.  On November 18, 2011, Omnicare also executed a timing agreement with the FTC pursuant to which Omnicare agreed (i) to provide at least 14 days’ notice to the FTC prior to consummating the Offer and Proposed Merger and (ii) not to consummate the Offer and Proposed Merger prior to December 19, 2011, without the consent of the FTC.  On December 2, 2011, Omnicare agreed with the FTC to extend the date prior to which Omnicare will not consummate the Offer and Proposed Merger to January 19, 2012, unless the FTC notifies Omnicare that it has closed its investigation of the Offer and Proposed Merger.  On January 10, 2012, Omnicare agreed with the FTC that it will not consummate the Offer and Proposed Merger prior to January 26, 2012, unless the FTC notifies Omnicare that it has closed its investigation of the Offer and Proposed Merger.  On January 27, 2012, the FTC issued an administrative complaint challenging the Offer and Proposed Merger.”

2.  The following paragraph is hereby added at the end of Section 16 — “Legal Proceedings”:

“On January 27, 2012, the FTC issued an administrative complaint challenging the Offer and Proposed Merger.  The proceedings will be held before an Administrative Law Judge of the FTC with an initial hearing scheduled for June 27, 2012.  The complaint alleges that the Offer and Proposed Merger, if consummated, would violate Section 5 of the Federal Trade Commission Act, as amended, and Section 7 of the Clayton Act, as amended.  The complaint seeks, among other relief, a prohibition against any transaction between Omnicare and PharMerica.”

ITEM 12.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(R)                                                    Press Release issued by Omnicare, Inc. on January 27, 2012.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of January 30, 2012 that the information set forth in this statement is true, complete and correct.

PHILADELPHIA ACQUISITION SUB, INC.

By:	/s/ John G. Figueroa
	Name:	John G. Figueroa
	Title:	President

OMNICARE, INC.

By:	/s/ John G. Figueroa
	Name:	John G. Figueroa
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 7, 2011.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(G)	Summary Advertisement published on September 7, 2011.*
(a)(5)(A)	Press Release issued by Omnicare, Inc. on September 7, 2011 announcing the commencement of the Offer.*
(a)(5)(B)

Press Release issued by Omnicare, Inc. on August 23, 2011 (incorporated by reference to the Current Report on Form 8-K filed by Omnicare, Inc. with the Securities and Exchange Commission on August 23, 2011).

(a)(5)(C)	Press Release issued by Omnicare, Inc. on August 23, 2011 (incorporated by reference to the Schedule TO-C filed by Omnicare, Inc. with the Securities and Exchange Commission on August 24, 2011).
(a)(5)(D)	Press Release issued by Omnicare, Inc. on August 25, 2011 (incorporated by reference to the Schedule TO-C filed by Omnicare, Inc. with the Securities and Exchange Commission on August 25, 2011).
(a)(5)(E)	Excerpt of transcript of conference attended by Omnicare, Inc. on September 8, 2011.*
(a)(5)(F)	Investor Presentation dated September 2011.*
(a)(5)(G)	Press Release issued by Omnicare, Inc. on September 23, 2011.*
(a)(5)(H)	Letter from Omnicare, Inc. to the stockholders of PharMerica Corporation dated September 30, 2011.*
(a)(5)(I)	Press Release issued by Omnicare, Inc. on October 5, 2011.*
(a)(5)(J)	Excerpt of transcript of conference call held by Omnicare, Inc. on October 25, 2011 regarding Omnicare’s third quarter 2011 earnings release.*
(a)(5)(K)	Press Release issued by Omnicare, Inc. on October 26, 2011.*
(a)(5)(L)	Statement issued by Omnicare, Inc. on November 15, 2011.*
(a)(5)(M)	Press Release issued by Omnicare, Inc. on November 21, 2011.*
(a)(5)(N)	Press Release issued by Omnicare, Inc. on December 5, 2011.*
(a)(5)(O)	Press Release issued by Omnicare, Inc. on December 16, 2011.*
(a)(5)(P)	Press Release issued by Omnicare, Inc. on January 19, 2012.*
(a)(5)(Q)	Press Release issued by Omnicare, Inc. on January 27, 2012.*
(a)(5)(R)	Press Release issued by Omnicare, Inc. on January 27, 2012.
(b)(1)

Credit Agreement, dated August 24, 2011, by and among Omnicare, Inc., the lenders named therein, SunTrust Bank, as Administrative Agent, JP Morgan Chase Bank, N.A., as Syndication Agent and Barclays Bank PLC, Goldman Sachs Bank USA and Bank of America, N.A., as Co-Documentation Agents (incorporated by reference to the Current Report on Form 8-K filed by Omnicare, Inc. with the Securities and Exchange Commission on August 25, 2011).

(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.